February 5, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Ernest Greene

100 F Street, N.E.

Washington, DC 20549

Re:	TruTankless, Inc. Form 10-K for the Year Ended December 31, 2023 Filed June 26, 2024 File No. 000-54219

Mr. Greene:

Trutankless, Inc. (the “Company”) is in receipt of the of the comment letter from staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission dated October 9, 2024 (the “Comment Letter”) and provides the following response to the comment contained in the Comment Letter relating to the above-referenced filing.

In response to the following enumerated comment in the Comment Letter, we respectfully submit the following response:

Form 10-K for the Year Ended December 31, 2023

Report of Independent Registered Public Accounting Firm, page F-1

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We note you only include audited financial statements as of and for the year ended December 31, 2023. Please amend your Form 10-K to include audited financial statements as of and for the year ended December 31, 2022 and ensure that audit is performed by a firm that is currently registered with the Public Company Accounting Oversight Board (PCAOB). Since the PCAOB revoked the registration of Gries & Associates, LLC on March 5, 2024, you are required to have your prior year financial statements reaudited by a firm that is currently registered with the PCOAB. Refer to PCAOB Rule 2100 and Rules 2-02, 2-05 and 8-02 of Regulation S-X. In addition, based on the fact your Form 10-K was filed without required audited financial statements and the fact you concluded ICFR was not effective due to several material weaknesses you identified that have not been remediated, it is not clear how management concluded DCP was effective in the Form 10-K. Please advise or revise.

Response:  Since receipt of the Comment Letter, the Company has been in contact with its current independent auditor, Victor Mokuolu, CPA PLLC (the “Auditor”) to reaudit the financial statements as of and for the year ended December 31, 2022 (the “2022 Financials”).  The Auditor is still working through the 2022 Financials, but has been delayed because the Comment Letter came during the busy time of the third quarter where the Auditor was working on other client matters and had difficulty in shuffling extra staff to reaudit the 2022 Financials.  There have also been additional delays due to the change in the Company’s management and the audit preparation team since the date the 2022 Financials were prepared so it has taken longer than anticipated to track down all supporting documentation, work papers and schedules.  The Auditor has advised that they have made significant progress on the reaudit of the 2022 Financials but have informed the Company that they still need several more weeks to complete their audit.  The Company and the auditor are tirelessly working to complete the reaudit of the 2022 Financials and plan to file an amended Form 10-K for the year ended December 31, 2023, which will include the audited financial statements of both the year ended December 31, 2022 and December 31, 2023, as soon as the reaudit of the 2022 Financials is complete.

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The Company acknowledges that the Company and its management are responsible for the adequacy and accuracy of the disclosure in the filing, notwithstanding any review, comments, action or absence of action by the staff of the Commission.

Sincerely,

TruTankless, Inc.

/s/ Guy Newman Guy Newman CEO

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